Legacy Acquisition Corp.

1308 Race Street, Suite 200

Cincinnati, Ohio 45202

By Electronic Mail Only

April 5, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Amanda Ravitz

Re: Legacy Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 17, 2017

CIK No. 0001698113

Dear Ms. Ravitz

On behalf of Legacy Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 16, 2017, regarding the Draft Registration Statement on Form S-1 filed with the Commission on February 17, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Prospectus Cover

1. If the offered warrants are redeemable, please say so clearly throughout your registration statement in each circumstance where you refer to the warrants. Please see Instruction 1 to Regulation S-K Item 202.

We have revised the disclosure to include references to the warrants being redeemable in the fee calculation table, on the cover page and on pages 2, 9, 10 and 119. Furthermore, on page 1, we have disclosed that all references to “warrants,” unless otherwise indicated, are to redeemable warrants.

Initial Business Combination, page 8

2. We note your disclosure on your prospectus cover that you cannot assure investors that your securities will be approved for listing on Nasdaq and your disclosure on pages 32-33 that you cannot assure that you will be able to maintain such listing. As such, it is unclear why you believe it is appropriate to highlight in your prospectus summary the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing. Please revise each of your references to the 80% test to make clear, if true, that the condition will not apply if your securities are not subject to the Nasdaq rules, whether because you do not meet the listing or maintenance criteria or because you voluntarily choose to delist from the Nasdaq.

We have revised the disclosure on the cover page and on page 31, to clarify that we have applied to list our securities on NASDAQ, that we expect that our units will be listed on NASDAQ on the date of the prospectus, and that following the date the shares of our common stock and warrants are eligible to trade separately, we anticipate that the shares of our common stock and warrants will be listed separately on NASDAQ. In the event that our securities are not approved for listing on NASDAQ we would not proceed with this offering. In addition, we have revised each reference to the 80% test to make clear that such condition will not apply if our securities are not subject to the NASDAQ rules.

Corporate Information, page 9

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act as of the date of this letter. We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials.

Redemption of warrants, page 13

4. We note your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. Please clarify whether you may redeem the warrants when a holder may not exercise those warrants.

The Company has revised the disclosure on page 12 to add that the Company may not redeem the warrants when a holder may not exercise such warrants.

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Conditions to completing our initial business combination, page 18

5. We note your disclosure that there is no limitation on your ability to raise funds privately. Please tell us whether you can issue securities that can vote with the common stockholders on matters related to your pre-business combination activity as described in your Redemption Rights section starting at the bottom of page 22.

The Company has revised the disclosure on page 16 to add a parenthetical immediately following the referenced disclosure which states that our amended and restated certificate of incorporation will provide that we may not issue securities that can vote with the common stockholders on matters related to our pre-business combination activity.

Redemption rights…, page 19

6. Given your disclosure on page 22 regarding amending your certificate of incorporation in a manner that appears to permit you to eliminate redemption rights in connection with a business combination, it is unclear why you indicate that you “will” provide investors an opportunity to redeem. Please revise or advise.

We have revised our disclosure on the cover page and on pages 15, 21, 23, 31, 41, 59, 61, 90, 93, 98 and 124 to clarify that we may not amend our certificate of incorporation with respect to any other provision relating to stockholders’ rights or pre-business combination activity unless we offer holders of our shares of Class A common stock the right to redeem their shares in connection with such amendment.

Manner of conducting redemptions, page 19

7. Please clarify which transactions you mention at the top of page 20 are based on Nasdaq listing requirements and whether you will implement those requirements if you are not listed on or you are delisted from the Nasdaq.

We have revised on disclosure on pages 18 and 86 in response to the Staff’s comment.

Release of funds in trust account on closing of our initial business combination, page 23

8. We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming stockholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming stockholders directly to those stockholders. In this regard, we note your disclosure in the second bullet point on page 17 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

The Company has revised the disclosure on pages 21 and 59 to state that the funds in the trust account that will be used to pay redeeming stockholders will be released to the trustee to pay those stockholders, and not released to the Company.

Redemption of public shares and distribution and liquidation…, page 24

9. Please reconcile your disclosures, like on pages 24 and 88, that the 24-month limit is merely an agreement among the named parties, with your disclosure in your Redemption Rights section starting at the bottom of page 22 suggesting that an extension of the 24-month period requires a shareholder-approved amendment to your certificate of incorporation.

We have revised on disclosure on pages 22, 30 and 89 in response to the Staff’s comment.

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Limited payments to insiders, page 25

10. We note your reference to cash payments. Please tell us whether any non-cash compensation will be paid to your sponsor, officers or directors or their affiliates before your initial business combination or for services they provide before the business combination. In this regard, we note the types of compensation mentioned under the caption “Compensation Committee” on page 106.

We have revised on disclosure on page 23 in response to the Staff’s comment. In addition, we have clarified that there are additional payments we may make to our insiders.

Risk Factors, page 29

11. We note your disclosure beginning on page 129 regarding what the tax consequences “should” be, your disclosure on page 130 that the tax treatment “is not entirely clear,” your disclosure on page 131 regarding a tax consequent that is “unclear” and your disclosure on page 132 regarding tax consequences of a cashless exercise that are “not clear under current tax law.” Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty.

The Company has added a risk factor on page 54 of the prospectus to explain the tax uncertainties related to an investment in the Company’s securities. The Company respectfully submits that where a tax uncertainty is disclosed (e.g., pages 130 and 133 with respect to the cashless exercise of a warrant), the Company has disclosed the material alternative.

12. We note your disclosure on page 16 that the adjustment to preserve the Class F holder’s 20% ownership considers securities issued in connection with a business combination but not securities issued to the seller. It appears that this arrangement provides the Class F holder an incentive to prefer a business combination transaction structure involving securities issuances to purchasers other than the seller. If so, please describe in an appropriate risk factor this incentive and the possible conflict with the interests of investors in this offering.

We respectfully submit that such arrangement does not provide the Class F holder with an incentive to prefer a business combination transaction structure involving securities issuances to purchasers other than the seller. Regardless of whether or not the Company issues securities to purchasers other than the seller, the Class F holder will automatically receive 20% of the issued and outstanding shares of Class A common stock upon the consummation of our initial business combination.

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If third parties bring claims against us…, page 36

13. Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

We have added to page 35 that we are not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of this offering.

We are not registering the shares of Class A common stock …, page 39

14. If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please add an appropriate risk factor to disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We have revised the disclosure to disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We may issue additional shares of Class A common stock or preferred stock…, page 42

15. We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the last risk factor on page 49.

The Company has revised the disclosure on page 41 to clarify that these provisions may be amended by a vote of stockholders.

Certain of our executive officers and directors are now, and all of them may…, page 45

16. Please revise your disclosure that certain of your officers and directors are now or may become engaged in “business activities similar to those intended to be conducted by [you]” to identify any officer or director currently engaged in these activities and to clarify the activities that are being conducted or may be conducted by your officers and directors. In this regard, we note that the discussion in this risk factor does not appear to reconcile with your disclosure on pages 6 and 76 that none of your officers or directors “have had experience with blank check companies or special purpose acquisition corporations in the past” and your disclosure in the penultimate paragraph on page 8.

We have revised the disclosure to clarify that our executive officers and directors are affiliated with entities engaged in business activities similar to those intended to be conducted by us following our initial business combination.

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We do not have a specified maximum…, page 49

17. If you must retain $5,000,001 in the trust account plus a sufficient amount to satisfy the deferred underwriting commissions, please clarify your disclosure that you do not have a specified maximum redemption to reflect the effect of these obligations.

We have revised on disclosure on page 48 in response to the Staff’s comment.

The provisions of our amended and restated certificate of incorporation…, page 49

18. If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary. Also, if public stockholders will not have an opportunity to have their shares redeemed in connection with such an amendment, ensure that fact is clear from the context of the disclosure that this comment seeks.

For the Staff’s information, the relevant provisions of the Company’s amended and restated charter may not be amended to permit us to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated. In addition public stockholders will not have an opportunity to have their shares redeemed in connection with such an amendment.

19. In an appropriate risk factor, please clearly identify the extent of the disclosed pre-business combination activity that is not governed by your charter and may be revised without the consent of your shareholders. For example, we note your disclosure on page 42 regarding an independent opinion regarding the fairness of any affiliate acquisition, your disclosure on page 47 regarding not incurring indebtedness without a waiver, and your disclosure on page 48 regarding the percentage of the target security that you will acquire. We also note the agreements mentioned on page 15.

The Company has added a risk factor on page 49 to explain this risk.

20. If you can issue additional securities that can vote on the charter amendments, please say so clearly and directly in this risk factor.

The Company has revised the disclosure on page 49 to clarify that we may not issue additional securities with voting rights.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations and Known Trends or Future Events, page 67

21. Please revise to include a discussion of the material expenditures comprising general and administrative expenses. We note from disclosure in Note 4 on page F-13 that the company was charged $73,000 by the sponsor for services of two consultants on retainer and $55,000 for monthly bookkeeping and accounting services along with use of office space. Refer to Item 303(a)(3) of Regulation S-K.

The Company has responded to the Staff’s comment by disclosing on page 67 that the Company was charged $73,000 by the sponsor for services of two consultants on retainer and $55,000 for monthly bookkeeping and accounting services along with use of office space.

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Related Party Transactions, page 69

22. We note your disclosure on page 67 that a portion of the $480,000 loan represents the amount charged by your sponsor and affiliates for services related to your formation. Please quantify the amount paid to each related person as defined by Regulation S-K Item 404 for such purposes, and clarify the nature of the services provided.

The Company has revised the disclosure on page 70 in response to the Staff’s comment.

Status as a Public Company, page 81

23. Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to “the traditional initial public offering.” For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target’s analyses?

The Company has revised the disclosure on page 82 to balance such disclosure.

Manner of Conducting Redemptions, page 85

24. Please reconcile your disclosure in the last paragraph on page 86 that, if you seek shareholder approval, you will complete your initial business combination only with the approval of a majority of the “Class A common stock” voted with your disclosure on page 21 that the transaction requires the approval of a majority of the “common stock” voted. We note your disclosure on page 1 that “common stock” includes Class A and Class F.

The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Redemption of public shares and liquidation…, page 88

25. Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption exceeds the amount mentioned in the last sentence of the second paragraph on page 89.

The Company has revised the disclosure on page 90 to clarify that the Company may not proceed with the amendment under such circumstances.

26. We note your disclosure in the first paragraph on page 91 regarding unlawful redemption distributions. Please clarify why the distribution could be “deemed to be unlawful.”

We have revised the disclosure on pages 38 and 92 to clarify that the potential reasons for a distribution being deemed unlawful include legal proceedings that a party may bring or other circumstances that are currently unknown.

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27. Please reconcile the circumstances in which investors could seek redemption of their shares as disclosed in the first two full paragraphs on page 92 and in the last full paragraph on page 32.

We have revised the disclosure on page 93 in response to the Staff’s comment.

Management, page 101

28. Please ensure that you clearly disclose all background information required by Regulation S-K Item 401(e)(1), including the business experience of Mr. McCall during the past five years.

We have revised the disclosure on page in response to the Staff’s comment.

29. Please disclose Mr. Finn’s role in each of the financial institutions listed, and the time during which he served in that role. Also clarify your disclosure that Mr. Finn has assumed a “more active role” related to operations and commercialization as a shareholder of the two companies you mention such that an investor will understand how the disclosure relates to Mr. Finn’s business experience.

We have revised the disclosure on pages 74 and 103 in response to the Staff’s comment.

30. Please tell us how you determined who would be a member of your Advisory Council, the nature of any commitment from the members of the Advisory Council to provide services to you, and whether and when the Advisory Council will meet as a group. Also tell us about all compensation arrangements for the Advisory Council. It is unclear why it is appropriate to include the named individuals in your “Management” disclosure or to highlight them in your prospectus summary, and it is unclear why you do not include all information addressed by Regulation S-K Item 401(c) regarding the Advisory Council members.

In response to the Staff’s comment, we have deleted the named individuals of our Advisory Council from the “Summary” and “Management” sections of the Registration Statement. As such, we do not believe that we are required to include all information addressed by Regulation S-K Item 401(c) regarding the Advisory Council members.

31. Where you elect to highlight the achievements of individuals, please ensure that the information is balanced, with equally prominent explanation of any experience with unsuccessful transactions, or transactions or entities that generated losses for investors. We note for example the information that you have included in the last paragraph on page 102.

We have revised the disclosure on pages 75 and 76 in response to the Staff’s comment by deleting the achievements that had been highlighted.

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Conflicts of Interest, page 107

32. Please tell us why the table on page 109 does not include all of the individuals that you describe on pages 101-104. Also tell us whether you will obtain the opinion mentioned in the penultimate paragraph of this section on page 109 if you seek to complete a business combination with a company affiliated with a member of your Advisory Council.

The table on page 108 does not include all of the members of our Advisory Council because such individuals will not be subject to the fiduciary requirements to which our board members are subject. For the Staff’s information, if we seek to complete a business combination with a company affiliated with a member of our Advisory Council, we will not obtain such opinion.

Transfers of Founder Shares and Private Placement Warrants, page 112

33. We note your disclosure that the transferees must agree to be bound by specified transfer restrictions. Please clarify whether the transferees will be bound by all other agreements regarding the shares, including voting agreements and agreements regarding the trust and liquidating distributions. Your disclosure in this regard in the last paragraph on page 70 appears to address the transferees of the warrants but not the shares.

We have revised the disclosure on page 111 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 114

34. Please clarify how you will determine the number of private placement warrants that you will sell if the underwriters exercise only part of their over-allotment option.

We have revised the disclosure on page 113 in response to the Staff’s comment.

35. Please tell us the nature of the “office space, utilities and secretarial support” for which you intend to pay your sponsor $10,000 per month and how your sponsor will provide those services given your disclosure on page 26 that your sponsor’s only assets are your securities. Also tell us the cost to your sponsor of the office space, utilities and secretarial support it is providing to you, and whether the amount you will pay under the administrative services agreement is comparable to the cost of similar services that you could obtain from unaffiliated persons.

Our sponsor’s only assets are securities in the Company. However, our sponsor has access to office space, utilities, secretarial support and other administrative services which our sponsor will provide to us. The cost of such services to our sponsor is expected to be approximately $10,000 per month. We believe that the amount we will pay under the administrative services agreement with our sponsor, which is customary with many SPACs, is comparable to the cost of similar services that we could obtain from unaffiliated persons.

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Founder Shares, page 119

36. Please reconcile your disclosure here that the Class F shares automatically convert into Class A shares at the time of the initial business combination with your disclosures like on pages 15, 42 and 46 that the Class F shares merely becomes convertible at that time.

We have revised the disclosure on pages 13, 41, 45 and 118 to clarify that the Class F shares shall automatically convert into Class A shares at the time of our initial business combination.

37. Please clarify what you mean by “equity-linked” securities and how securities could be “deemed issued” for purposes of the conversion rate adjustment. Also, show us how the formula in your charter results in the 20% ownership mentioned in the second paragraph of this section.

We have revised the disclosure on pages 14 and 118 to clarify what we mean by “equity-linked securities.” For the Staff’s information, securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities. In addition, the charter stipulates that the Class F shares will be equal to 20% ownership of all classes of common stock after the Proposed Offering. At the inception of the Company, a sufficient number of Class F shares were issued to equate to 20% ownership, assuming full exercise of the overallotment. To the extent that the overallotment is not exercised, the Sponsor has agreed to forfeit up to 750,000 Class F shares in order to maintain the charter stipulated 20% ownership in the Company post IPO. If the overallotment is not exercised, the full 750,000 Class F shares would be forfeited and the ownership structure would result in 20,000,000 Class A shares (80% of all classes of common stock) and 5,000,000 Class F shares (20% of all classes of common stock) outstanding after the offering, with Class F shares being convertible into Class A on a one to one basis at the time of the business combination. We will file the charter as an exhibit for further clarification.

Warrants, page 120

38. Please revise the disclosure to explain the purpose and effect of “Black-Scholes Warrant Value” exercise price reduction mentioned on page 123.

We have complied and revised the disclosure on page 122. An example of a transaction where the warrant price would be reduced according to this formula would be one in which the successor entity’s common stock following a combination with the Company would be in a private company where no quoted market price is available through either its listing on a national securities exchange or through the quote of an established over-the-counter market. In such situations, warrant holders would otherwise forgo the future option value of the warrant since they are required to exercise within 30 days of the event. The option value portion of the warrant value would be deducted from the exercise price in such situations to account for this loss in option value.

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39. Please clarify how a distribution of cash to your common stockholders could increase the number of shares of common stock that would be obtained upon exercise of a warrant as mentioned in the second full paragraph on page 133.

In response to the foregoing comment, we respectfully refer the Staff to the disclosure on page 133 which describes the events which could increase the number of shares of common stock that would be obtained upon exercise of the warrant.

Moreover, because the tax disclosure on page 133 indicates that “the terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events . . .” (emphasis supplied), we respectfully refer the Staff to the disclosure on page 133 which describes the circumstances in which the warrant exercise price may be so adjusted.

Under U.S. federal income tax law, either an increase in the number of shares obtainable upon exercise of the warrant or the reduction of exercise price of the warrant could result in a deemed constructive distribution on such warrant. Therefore, we have revised our disclosure on page 133 to more clearly reflect the foregoing.

Public Stockholders’ Warrants, page 120

40. Please tell us whether the private placement warrants or the warrants issued upon conversion of loans mentioned on page 50 would have voting rights as described in the first full paragraph on page 123 when transferred. Also tell us whether you could issue additional warrants that would participate in the vote mentioned in the first full paragraph on page 123.

For the Staff’s information, as disclosed on page 122, the warrant agreement will require the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Private placement warrants or the warrants issued upon conversion of loans may not participate in the approval of an amendment to the warrant agreement.

Allocation of Purchase Price and Characterization of a Unit, page 130

41. We note your disclosure that “each holder of a unit must allocate the purchase price paid by such holder for such unit between the one share of Class A common stock and the warrant based on the relative fair market value of each at the time of issuance.” Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

Under existing U.S. federal income tax law, in general, there is no prescribed methodology for determining the fair market value of any property (including the warrants) under the circumstances described in the quoted disclosure. Such tax law requires each taxpayer for whom such value is relevant to make that determination based on all of the facts and circumstances at the particular time. Because each particular investor will be the taxpayer at issue (and not the Company, as the valuation of the warrants at that time will have no relevance to its tax reporting obligations), it is not appropriate for the Company to provide any particular manner by which each investor will make the determination of the value of the warrants at that time. Therefore, we have revised the disclosure on page 130 to clarify that each investor must make its own determination of value to support any valuation position he or she takes on his or her particular U.S. federal income tax return.

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Underwriting, page 136

42. We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the disclosure on page 136 in response to the Staff’s comment.

43. Please provide more specific information regarding your past relationships with the underwriters mentioned in the fourth paragraph after the bullet points on page 138.

We have revised the disclosure on page 138 in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Stuart Neuhauser
Stuart Neuhauser

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